

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 13, 2016

Stephen N. Cannon
President and Chief Executive Officer
DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road
Central, Hong Kong

>   **Re: DT Asia Investments Limited**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 8, 2016**
>   **File No. 001-36664**

Dear Mr. Cannon:

        We have reviewed your filing and your June 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2016 letter.

Information about China Lending Group, page 142

Direct Loan Portfolio, page 157

1.   Please revise your loan aging table as of December 31, 2015 such that the "loans greater than 90 days past due" column foots correctly.

China Lending Group Management's Discussion and Analyses of Financial Condition and
Results of Operations, page 179

Loan Categorization at China Lending Group, page 181

2.   You state the increase in your provision for loan losses for the period ending March 31,
        2016 was primarily attributed to "increases in revenue with an increase in delinquent
        amount of loan receivables as well as interest and fees." We note that your allowance for
        loan loss increased from December 31, 2015 at $2,208,708 to March 31, 2016 at
        $4,046,050. It appears that your loan asset quality has improved as evidenced by
        declines in loans past due 90 days or greater noted on page F- 69 and impaired loans on
        page F-72. Please revise your disclosure to better explain the factors driving the
        increases in the provision for loan losses and the overall allowance for loan losses given
        the credit trends disclosed.

Allowance for Loan Losses, page 185

3.   We note your response to comment 15 of our letter dated May 20, 2016. You have
        revised your disclosure to state that your reasonable estimation for your loan loss
        allowance is consistent with the 1% general reserve plus special reserve. If true, please
        remove your discussion on page 39, which continues to state that "to the extent the
        general loan loss reserve rate of 1% as required by PBOC differs from management's
        estimates, China Lending Group management uses the higher rate," as this appears to be
        inconsistent with U.S. GAAP and your accounting policy disclosed on page 186.
        Further, if true, please remove the statement on pages F-39 and F-71, which states "the
        general reserve is required to be no less than 1% of total loan receivable balance," as this
        statement appears to be inconsistent with U.S. GAAP and your accounting policy
        disclosed on page 186. Please advise if you deem these revisions unnecessary or
        inappropriate.

Income Taxes, page 188

4.   We note on page 189 that income taxes increased by $0.1 million, or 6.4% to $0.9 million
        during the period ended March 31, 2016, which was mainly due to "the new operation
        which is not eligible for preferential tax treatment." Please expand your disclosure to
        discuss the nature of this new operation and the associated statutory tax rate given that it
        is not eligible for preferential tax treatment.

Adrie Global Holdings Limited for the period ended December 31, 2015 and 2014

Notes to The Consolidated Financial Statements, page F-28

Note 5 - Allowance for Loan Losses, page F-38

5.   We have read your response to comment 16 of our letter dated May 20, 2016. You state that the company considers the loans backed by collateral, pledged assets and guarantee as having the same importance in determining the allowance for loan loss. It is unclear what is meant by "same importance." Please address the following:
   • Expand your disclosure to separately discuss how you consider the collateral, pledged asset, or guarantee backing the loans in determining the specific reserve of your allowance for loan loss.
   • Tell us and revise to disclose how you value the collateral and pledged assets and how often you obtain updates for these valuations.
   • Tell us and revise to disclose in more detail the procedures you perform to assess the willingness and ability of the guarantor to perform under the guarantee, if required. As part of your response, please tell us whether there have been any circumstances where you tried to enforce the guarantee, but were unable to do so.

6. We have read your response to comment 17 of our letter dated May 20, 2016. In regards to your revision that includes a tabular disclosure of the five-risk category classification system announced by the PBOC here and on page F-71, please respond to the following.

   • Confirm that you determine your specific allowance for loan losses pursuant to ASC 310-10-35 for U.S. GAAP financial statement purposes rather than relying on the reserve percentages based on the specific five-risk category system required by the PBOC announcement.
   • To the extent you to do not follow the five-category classification system announced by the PBOC in determining your specific allowance under U.S. GAAP, delete this information from the financial statement footnotes given that they are regulatory reserve requirements and not U.S. GAAP.
   • For all periods presented, quantify for us the difference between your U.S. GAAP specific allowance for loan losses and your specific reserve regulatory allowance for loan losses determined pursuant to the five-category classification system announced by the PBOC. As part of your response, please clarify how this difference is reported for regulatory reporting purposes and your U.S. GAAP financial statements, as applicable.
   • Revise your disclosure to discuss the economic drivers of the increases within your specific reserves.

Loan Impairment, page F-40

7. We note troubled debt restructurings were $4,116,025 and $4,143,021 as of December 31, 2015 and March 31, 2016, respectively. Please address the following:

- Revise to include the disclosures required by ASC 310-10-50-33 and 50-34.
- Disclose your accounting policy for when you would exclude loans from classification as troubled debt restructurings. For example, clarify whether a loan will remain classified as a troubled debt restructuring for the entire time it remains outstanding, or clarify whether the troubled debt restructuring designation can be removed prior to complete pay-off of the loan. In this regard, we note your disclosure that $10.7 million of loans were granted a one-time extension in 2014, but nil loans were classified as troubled debt restructurings as of December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Yolanda Trotter, Staff Accountant, at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services

cc: Stuart Neuhauser
        Ellenoff Grossman & Schole LLP